Exhibit 4.10

THIRD AMENDMENT

TO THE PROMISSORY NOTE DATED SEPTEMBER 19, 2018

THIS THIRD AMENDMENT TO THE PROMISSORY NOTE DATED SEPTEMBER 19, 2018 (“Amendment”) is made and entered into as of this August 10, 2020, by and between BIOLARGO, INC., a Delaware corporation (“Issuer”), and Chappy Bean, LLC (the “Holder”), with respect to the following:

WHEREAS, Issuer issued to Holder a 12% Promissory Note dated September 19, 2018 in the original principal amount of $120,000, instrument number 33149 (the “Original Note”), as consideration for $120,000 cash received from Holder on such date, due in three months;

WHEREAS, the parties mutually agreed to extend the maturity date of the note;

WHEREAS, on March 5, 2019, Holder and Issuer entered into a First Amendment of the Original Note, extending the maturity date to June 6, 2019, providing for Issuer’s option to extend the maturity date to September 6, 2019, and increasing interest due on the note from 12 to 18%, effective as of the date of the amendment;

WHEREAS, on August 16, 2019, pursuant to a Second Amendment, the Note was amended and restated to an OID note that matures August 16, 2020, with a principal balance of $75,000.

WHEREAS, Issuer and Holder desire to extend the maturity date of the note for one year.

Now, therefore, for good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

1.    Partial Payment. Issuer shall pay to Holder, via wire transfer $25,000, leaving a principal amount owed on the Note of $50,000. Holder acknowledges receipt of same. Interest shall continue to accrue and be paid at maturity.

2.    Maturity Date Extension. The maturity date of the note is hereby extended by one year, to August 16, 2020.

3.    Miscellaneous.

(a)    Effect of Amendment. The parties intend that the amended and restated note supersede the original note in its entirety. The warrant issued to Holder as consideration for the March 2019 amendment remains outstanding; this amendment does not change the status of that warrant.

(b)    Entire Agreement. The Amendment, the amended and restated note, and the Additional Warrant embody the entire understanding between the parties hereto with respect to its subject matter and can be changed only by an instrument in writing signed by the parties hereto.

(c)    Counterparts. This Amendment may be executed in one or more counterparts, including the transmission of counterparts by facsimile or electronic mail, each of which shall be deemed an original but all of which, taken together, shall constitute one in the same Amendment.

IN WITNESS WHEREOF, the parties hereto have executed this Third Amendment to the Promissory Note dated September 19, 2018 as of the day and year first-above written.

/s/Dennis P. Calvert	/s/Jaren Johnson

Dennis P. Calvert	Jaren Johnson
BioLargo, Inc.	Chappy Bean, LLC
Chief Executive Officer	VP and General Counsel